3-11-02



02007450

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SECURI... ...MMISSION
Washington, D.C. 20549



RECEIVED
MAR 0 1 2002
PROCESSING
SECTION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-51628

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BENCHMARK FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2856 NE 32nd STREET
(No. and Street)

LIGHTHOUSE POINT	FL	33064
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EDWARD A. H. SIEDLE — 954-784-6282
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BUCHBINDER TUNICK & COMPANY LLP
(Name — *if individual, state last, first, middle name*)

1515 NORTH FEDERAL HIGHWAY SUITE 106	BOCA RATON	FL	33432
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, EDWARD A. H. SIEDLE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BENCHMARK FINANCIAL SERVICES, INC., as of DECEMBER 31, 2001, 19XXXX, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BENCHMARK FINANCIAL SERVICES, INC.

Financial Statements
and
Supplementary Financial Information

For the Years Ended December 31, 2001 and 2000



BENCHMARK FINANCIAL SERVICES, INC.
For the Years Ended December 31, 2001 and 2000

INDEX




BUCHBINDER TUNICK & COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS

1515 N. FEDERAL HIGHWAY • SUITE 106 • BOCA RATON, FL 33432
561-447-9707 • FAX 561-447-9712

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Benchmark Financial Services, Inc.

We have audited the accompanying statements of financial condition of Benchmark Financial Services, Inc. as of December 31, 2001 and 2000, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Benchmark Financial Services, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Buchbinder Tunick & Company LLP

BUCHBINDER TUNICK & COMPANY LLP

Boca Raton, Florida
February 25, 2002



BENCHMARK FINANCIAL SERVICES, INC.
Statements of Financial Condition
December 31, 2001 and 2000

	2001	2000
ASSETS		
Cash equivalents	$ 228,100	$ 1,694,613
Receivable from broker and clearing organizations, less allowance for doubtful account of $41,118 for 2001 and $ - 0 - for 2000	39,971	106,618
Receivables from related parties	242,518	-
Prepaid expenses	517	-
Securities owned:		
Common stock, at market value	-	218,202
Property and equipment, net	12,500	-
Total assets	$ 523,606	$ 2,019,433
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$ 8,628	$ -
Payable to broker and clearing organizations	-	556
Total liabilities	8,628	556
Stockholder's equity:		
Common stock, $0.001 par value, 100 shares issued, authorized, and outstanding	-	-
Additional paid-in capital	133,400	133,400
Retained earnings	381,578	1,885,477
Total stockholder's equity	514,978	2,018,877
Total liabilities and stockholder's equity	$ 523,606	$ 2,019,433

See accompanying notes to financial statements.



BENCHMARK FINANCIAL SERVICES, INC.
Statements of Operations
For the years ended December 31, 2001 and 2000

	2001	2000
Revenues:		
Commissions	$ 584,365	$ 475,285
Investment banking	10,500	2,010,125
Interest and dividends	60,547	44,662
Realized gain	51,795	-
Unrealized gain	-	5,634
Other income	30,952	41,277
	738,159	2,576,983
Expenses:		
Officer's salary	184,680	170,000
Clearance fees	159,825	63,103
Bad debts	41,118	-
Pension	25,500	25,500
Professional fees	20,947	27,335
Office	13,910	10,555
Travel	13,791	17,893
Repairs	11,939	-
Entertainment	10,142	3,140
Other expenses	9,718	4,507
Payroll taxes	8,397	7,189
Insurance	7,361	-
Gifts	5,000	-
Telephone	4,639	1,033
Taxes – other	4,582	-
Interest	3,066	764
Rent	2,000	-
Postage	1,266	298
Depreciation	1,000	-
Brokerage commissions	-	260,291
Consulting	-	86,835
Association fees	-	1,962
	528,881	680,405
Net income	$ 209,278	$ 1,896,578

See accompanying notes to financial statements.



BENCHMARK FINANCIAL SERVICES, INC.
Statements of Changes in Stockholder's Equity
For the years ended December 31, 2001 and 2000

	Common Stock		Additional Paid-In	Retained	Total Stockholder's
	Shares	Amount	Capital	Earnings	Equity
Balance at January 1, 2000	100	$ -	$ 133,400	$ (11,101)	$ 122,299
Net income for the year ended December 31, 2000	-	-	-	1,896,578	1,896,578
Balance at December 31, 2000	100	-	133,400	1,885,477	2,018,877
Net income for the year ended December 31, 2001	-	-	-	209,278	209,278
Distributions for the year Ended December 31, 2001	-	-	-	(1,713,177)	(1,713,177)
Balance at December 31, 2001	100	$ -	$ 133,400	$ 381,578	$ 514,978

See accompanying notes to financial statements.



BENCHMARK FINANCIAL SERVICES, INC.
Statements of Cash Flows
For the years ended December 31, 2001 and 2000

	2001	2000
Cash flows from operating activities:		
Net income	$ 209,278	$ 1,896,578
Adjustments to reconcile net income to net cash provided by operating activities:		
Bad debts	41,118	-
Depreciation	1,000	-
Realized (gain)	(51,795)	-
Unrealized (gain)	-	(5,634)
Decrease (increase) in receivable from broker and clearing organizations	25,529	(89,790)
(Increase) in receivables from related parties	(242,518)	-
(Increase) in prepaid expenses	(517)	-
Increase in accounts payable	8,628	-
(Decrease) in payable to broker and clearing organizations	(556)	(13,220)
Net cash (used in) provided by operating activities	(9,833)	1,787,934
Cash flows from investing activities:		
Purchase of investments	(863,503)	(100,368)
Proceeds from sale of investments	1,133,500	-
Purchase of property and equipment	(13,500)	-
Net cash provided by (used in) investing activities	256,497	(100,368)
Cash flows from financing activities:		
Distributions to stockholder	(1,713,177)	-
Net cash (used in) financing activities	(1,713,177)	-
(Decrease) increase in cash equivalents	(1,466,513)	1,687,566
Cash equivalents at beginning of the year	1,694,613	7,047
Cash equivalents at end of the year	$ 228,100	$ 1,694,613
Supplemental cash flows disclosure:		
Taxes paid	$ - 0 -	$ - 0 -
Interest paid	$ 3,288	$ 764

See accompanying notes to financial statements.



Note 1 - Organization

Benchmark Financial Services, Inc. (the "Company") was organized under the laws of the State of Florida as of July 9, 1999. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD).

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services including principal transactions, agency transactions, and investment banking.

Basis of Accounting

The Company prepares its financial statements on the accrual basis of accounting.

Property and Equipment

Property and equipment are recorded at cost and depreciated over their estimated useful lives. The cost of maintenance and repairs are expensed as incurred, whereas significant betterments and renewals are capitalized. Upon disposal of depreciable property, the appropriate property accounts are reduced by the related costs and accumulated depreciation. The resulting gains and losses are reflected in the statement of operations.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.



Note 2 - Summary of Significant Accounting Policies (Continued)

Investment Banking

Investment banking revenues include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonable determinable.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are held for sale in the ordinary course of business.

Concentration of Credit Risk

Financial instruments that subject the Company to concentrations of credit risk include cash. The Company had amounts on deposit with financial institutions of approximately $134,000 in excess of the amounts insured for December 31, 2001.



Note 3 - Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2001 and December 31, 2000 consist of the following:

	2001	2000
Receivable		
Fees and commissions	$ 81,089	$106,618
Less allowance for doubtful accounts	(41,118)	-
	$ 39,971	$106,618
Payable		
Fees and commissions	$ -	$ 556

Note 4 - Receivables From Related Parties

Amounts receivable from related parties consist of the following as of December 31, 2001:

Benchmark Advisory Services	$ 3,050
Interest bearing (7%) loan receivable from stockholder	232,036
Interest receivable on loan receivable from stockholder	7,432
	$242,518

The sole stockholder of the Company is also the sole stockholder of Benchmark Advisory Services.

Note 5 - Property and Equipment

At December 31, 2001 property and equipment consisted of the following:

Equipment	$ 5,000
Artwork	8,500
Total	13,500
Less accumulated depreciation	(1,000)
Net property and equipment	$ 12,500



Note 6 - Income Taxes

The Company has elected, under Subchapter S of the Internal Revenue Code, to have its income taxed directly to its stockholder. The stockholder is responsible for his share of the taxes on the net income of the Company. Accordingly, no provision has been made for federal income taxes.

Note 7 - Net Capital Requirement

Pursuant to the net capital provisions of the National Association of Securities Dealers, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2001, the Company had net capital (as defined) of $224,919 and had a minimum net capital requirement of $100,000.

Note 8 - Pension Plan

The Company contributed $25,500 to a defined contribution pension plan for its sole employee in each of the years 2001 and 2000.

Note 9 - Contingency

The Company is entitled to an additional $50,000 in fees from a client for providing merger and acquisition services. The fees are contingent upon the client attaining certain performance goals.

At this time, however, no estimate can be made as to the time or the amount, if any, of the ultimate fee that will be paid.





BUCHBINDER TUNICK & COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS

1515 N. FEDERAL HIGHWAY • SUITE 106 • BOCA RATON, FL 33432
561-447-9707 • FAX 561-447-9712

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Benchmark Financial Services, Inc.

We have audited the financial statements of Benchmark Financial Services, Inc. as of December 31, 2001 and 2000 and for the years then ended, and have issued our report thereon dated February 25, 2002. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.

The accompanying supplementary financial information appearing on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Buchbinder Tunick & Company LLP

BUCHBINDER TUNICK & COMPANY LLP

Boca Raton, Florida
February 25, 2002



BENCHMARK FINANCIAL SERVICES, INC.

(Supplementary Financial Information)
Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2001

Net capital:	
Total stockholder's equity qualified for net capital	$ 514,978
Net capital before haircuts on securities position	514,978
Less: nonallowable assets from statement of financial condition	285,535
Less: haircuts on securities – marketable securities	4,524
Net capital	224,919
Aggregate indebtedness:	
Included in statement of financial condition: Accrued expenses	$ 8,628
Computation of basic net capital requirement:	
Minimum net capital required (6 2/3% of 8,628)	$ 575
Net capital requirement	$ 100,000
Excess net capital	$ 124,919
Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2001):	
Net capital, as reported in Company's Part IIA (unaudited) Focus report	$ 229,737
Audit adjustment for additional professional fees	(6,000)
Difference due to offsetting asset account against related liability	1,182
Net capital per above	$ 224,919

See accountants' report on supplementary information.





BUCHBINDER TUNICK & COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS

1515 N. FEDERAL HIGHWAY • SUITE 106 • BOCA RATON, FL 33432
561-447-9707 • FAX 561-447-9712

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON THE INTERNAL CONTROL STRUCTURE REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(d)

Board of Directors
Benchmark Financial Services, Inc.

In planning and performing our audits of the financial statements of Benchmark Financial Services, Inc. for the years ended December 31, 2001 and 2000, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Benchmark Financial Services, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 and 2000 to meet the Commission's objectives.

At December 31, 2001 and 2000, the Company was in compliance with the conditions of its exemption from SEC Rule 15c3-3, and no facts came to our attention during our audit that indicated that such conditions had not been complied with during the years ended December 31, 2001 and 2000.

This report is intended solely for the use of the Board of Directors and management of Benchmark Financial Services, Inc., the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



BUCHBINDER TUNICK & COMPANY LLP

Boca Raton, Florida
February 25, 2002

